Popular, Inc.

April 14, 2005

Mr. John P. Nolan
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Nolan:

We acknowledge receipt of your letter dated April 1, 2005. Included below are our responses to your comments regarding Popular, Inc.’s (the “Corporation”) Form 10-K for the year ended December 31, 2004 filed on March 16, 2005.

Form 10-K for the Year Ended December 31, 2004

Consolidated Financial Statements

Note 8 – Related Party Transactions – page P68

1.  You have disclosed several related party transactions on page 18 of your Proxy Statement, however, these transactions are not disclosed in your financial statements as required by SFAS 57. Please, revise to disclose these related party transactions as required by paragraph 2 of SFAS 57 or supplementally tell us why you believe such transactions are not considered either quantitatively or qualitatively material.

Management response:

Paragraph 2 of SFAS 57 requires the disclosure in the financial statements of “material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business.”  Note 8 to the Corporation’s audited consolidated financial statements contains a summary of the loan relationships with related parties.  Although none of these loan relationships are quantitatively material, the Corporation has elected to disclose these loan relationships, which may be considered qualitatively material because the Corporation is a financial institution.  The Corporation believes that the other related party transactions disclosed in the proxy statement are not material to the Corporation on either a quantitative or qualitative basis and do not require disclosure in the Corporation’s audited consolidated financial statements pursuant to SFAS 57.  These transactions generally involve the provision of services in the ordinary course of business.

Fees paid to the two law firms referred to in the proxy statement totaled approximately $1.2 million in 2004, excluding amounts paid by the Corporation’s clients in connection with commercial loan transactions.  This represented 0.1% of the Corporation’s operating expenses, and 0.3% of net income.  The commissions paid to the insurance broker named in the proxy statement represented 0.1% of the Corporation’s operating expenses, and 0.3% of net income.  Furthermore, the contributions of approximately $3.1 million to the non-profit corporations represented 0.3% of the Corporation’s operating expenses and 0.6% of net income for the year ended December 31, 2004.

Payments under the construction contracts granted to Metropolitan Builders, S.E., which amounted to approximately $63.7 million, represent less than 0.1% of the Corporation’s total assets.  Of these contracts, approximately $52.8 million were granted on the basis of competitive bids.

In future financial statements, the Corporation intends to include a sentence in the related party transaction note to the effect that from time to time the Corporation in the ordinary course of its business obtains services from related parties and that the terms of such arrangements are consistent with arrangements entered into with independent third parties.  We will also continue to review SFAS 57 requirements and incorporate any additional related party disclosures in future Form 10-K filings as deemed necessary.

Note 31 – Contingent Liabilities – Page P92

1.  You disclose that you are not a party to any legal proceedings which are expected to have a material adverse effect on your financial position or results of operations. However, this statement seems to contradict your MD&A disclosures on page P38 of your annual report regarding the Department of Justice investigation. Please revise your financial statements to indicate the nature of the investigation, including a discussion of the types of potential claims that could be raised by the Department as a result of their inquiry and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Management response:

We believe that the disclosure on page 38 of the Annual Report regarding the Department of Justice Investigation (the “DOJ Investigation”) does not contradict the second sentence of Note 31. The DOJ Investigation is a loss contingency in the nature of a possible claim.  Paragraph 8 of the SFAS 5 requires the accrual of an estimated loss from a loss contingency if it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.  Paragraph 9 of the SFAS 5 goes on to require the “disclosure of the nature of an accrual made pursuant to the provision of paragraph 8, and in some circumstances the amount accrued . . . for the financial statements not to be misleading.”

Based on the discussion below, the Corporation does not feel disclosure of the loss contingency related to the DOJ Investigation is necessary “for the financial statements not to be misleading.”

EVERTEC, the Corporation’s information technology subsidiary, billed a total of $5.0 million for services under the contract (the “Contract”) under investigation.  The consolidated financial statements of the Corporation included in the Form 10-K include a charge for $3.0 million related to the Contract. The charge was taken because the Corporation considered that it was probable that EVERTEC would have to forfeit a least a portion of the amounts billed under the Contract. It was impossible to determine an exact amount and $3.0 million was considered a reasonable estimate of the amount the Corporation would be required to forfeit.  The amount of the charge which represents 0.6% of the Corporation’s net income for 2004 was immaterial in the context of the Corporation’s financial statements and, accordingly, under paragraph 9 of SFAS 5, no specific disclosure of the charge was deemed necessary in Note 31.

At the time of the filing of the Form 10-K, based on the information available, the Corporation did not feel that further note disclosure was appropriate. The Corporation felt that it was appropriate to make disclosure of the DOJ Investigation in the MD&A section not because it believed this investigation would probably or reasonably possibly have a material adverse effect on the Corporation but because any DOJ action against the Corporation could have very serious reputational and other adverse collateral consequences for the Corporation since it is a financial holding company. At the time of filing the Form 10-K, the Corporation did not believe that such an action was reasonably possible or probable. We believe that financial statement disclosure of each risk or contingency referred to in the MD&A regardless of how remote is not required by SFAS 5.

Since the filing of the Form 10-K, the Corporation has continued discussions with the Department of Justice for a possible civil settlement regarding its participation in the E-Rate Program.  As a result of the Corporation’s assessment of the status of these settlement discussions, the Corporation’s first quarter results will include an additional charge for $1.8 million related to the Contract. It is still impossible to determine an exact amount and an aggregate of $4.8 million is considered a reasonable estimate of the amount the Corporation would be required to forfeit based on the civil settlement discussions.  The additional amount of the charge which represents 1.1% of the Corporation’s net income for the first quarter of 2005 is immaterial in the context of the Corporation’s financial statements and, accordingly, under paragraph 9 of SFAS 5, no specific disclosure of the charge is deemed necessary in Note 31.

As these discussions progress, the Corporation will continue to monitor both its MD&A and financial statement disclosure requirements.

Popular, Inc. acknowledges that:

•  We are responsible for the adequacy and accuracy of the disclosure in the filings;
•  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•  Popular, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-754-1685 or Ileana González, Senior Vice President and Corporate Comptroller, at 787-763-3258.

Sincerely,

S/Jorge A. Junquera
Jorge A. Junquera
Senior Executive Vice President
  and Chief Financial Officer